Filed by Blue Owl Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation III

Commission File No. 814-01345

Attached hereto as Exhibit 1 is an Investor FAQ

Attached hereto as Exhibit 2 is an Investor Letter

Attached hereto as Exhibit 3 is a Merger Announcement

Attached hereto as Exhibit 4 is a LinkedIn post by Craig Packer

Attached hereto as Exhibit 5 is a LinkedIn post by Blue Owl

Attached hereto as Exhibit 6 is an X post by Blue Owl

1

Exhibit A

Investor FAQ

Blue Owl Capital Corporation (NYSE: OBDC) Announces Merger Agreement with Blue Owl Capital Corporation III (NYSE: OBDE)

Merger Overview

What are the key details of the announced merger?

•

Blue Owl Capital Corporation (NYSE: OBDC) and Blue Owl Capital Corporation III (NYSE: OBDE) entered into an agreement to merge. The combined company is expected to be the second largest publicly traded BDC by total assets, with over $18 billion of assets at fair value as of June 30, 2024

•	Blue Owl Capital Corporation will be the surviving entity given its longer operating history. It will acquire 100% of Blue Owl Capital Corporation III in a stock-for-stock transaction

•

The combined company will continue to operate as Blue Owl Capital Corporation. It will maintain the same investment strategy and will continue to trade on the New York Stock Exchange under the ticker symbol OBDC

•	We expect the merger to close in the first quarter of 2025, subject to shareholder approval and customary closing conditions

What are the structural terms of the merger?

•	Shareholders of OBDE will receive newly issued shares of OBDC based on an exchange ratio

•

The exchange ratio will be calculated based upon (i) the NAV per share of OBDC and OBDE as determined before merger close and (ii) the market price of shares of OBDC no earlier than 48 hours prior to closing (excluding Sundays and holidays)

•	Formulaically, the exchange ratio will be determined as follows:

Scenario	OBDC Price /OBDC NAV per Share	Exchange Ratio
1	≤ 100%	OBDE NAV per share / OBDC NAV per share

2	100% to 104.5%	(OBDE NAV per share x (1 + 50% x (OBDC price / OBDC NAV per share – 1))) / OBDC price

3	> 104.5%	OBDE NAV per share x 102.25% / OBDC price

•	OBDE shareholders will receive cash in lieu of fractional shares of OBDC common stock

•

Prior to the closing of the proposed merger, subject to the approval of OBDE’s board of directors, OBDE will declare a dividend to OBDE’s shareholders equal to any undistributed net investment income estimated to be remaining as of the closing of the proposed merger. This will include any unpaid special dividends previously declared in conjunction with OBDE’s listing in January 2024

•

In connection with and in support of the transaction, only if the proposed merger is consummated, OBDC’s advisor, Blue Owl Credit Advisors LLC, has agreed to reimburse fees and expenses associated with the merger up to a cap of $4.25 million

What will happen to OBDE shares if the merger closes?

•	On the day of merger close, OBDE shares will be exchanged for OBDC shares according to the exchange ratio referenced above

Will the merger require shareholder approval?

•	OBDC and OBDE shareholders will be asked to approve proposals related to the merger at special shareholder meetings, which we expect to occur in the fourth quarter of 2024 or the first quarter of 2025

•	Investors are encouraged to review the joint proxy statement / prospectus that will be filed with the SEC and available on the websites of both BDCs (Form N-14)

Investor FAQ

Blue Owl Capital Corporation (NYSE: OBDC) Announces Merger Agreement with Blue Owl Capital Corporation III (NYSE: OBDE)

Strategic Rationale

What are the key transaction highlights?

•	Streamlines our direct lending platform

•	Increases OBDC’s scale and diversification via a known, high-quality portfolio of assets

•	Improves secondary market liquidity

•	Optimizes capital structure and increases access to long-term, low-cost, flexible debt capital

•	Accretive to net investment income over time

•

Depending on OBDC’s share price prior to closing, the structure of the transaction provides an opportunity for net asset value per share accretion to OBDC. Additionally, the structure allows for OBDE shareholder consideration to be valued at a potential premium to NAV per share if shares of OBDC are trading above OBDC’s NAV per share at the time of closing

Please see announcement press release for additional information on the transaction highlights above

What is the strategic rationale for OBDC shareholders?

•

The transaction is a logical and low-risk avenue to significantly increase the scale of OBDC and streamline the organizational structure of Blue Owl’s BDCs. OBDC would be the second largest publicly traded BDC by total assets as a result of the combination and the proposed merger with OBDE will add $4.3 billion of known, high-quality investments to OBDC. The OBDE portfolio is very similar to that of OBDC, with approximately 90% of the investments in OBDE also in OBDC and 99% of the portfolio comprised of performing investments

•

The transaction offers net investment income (“NII”) accretion over time driven by operational savings through the elimination of duplicative expenses, which we estimate could be in excess of $5 million in the first year. Over the long term, we expect NII to benefit further from incremental yield as we optimize the portfolio mix and generate cost savings from capital structure improvements

The transaction also offers the opportunity for NAV per share accretion to OBDC if shares of OBDC are trading at a premium to OBDC’s NAV per share shortly before closing. OBDE shareholder consideration would also be valued at a potential premium to NAV per share if shares of OBDC are trading above OBDC’s NAV per share at the time of closing

What is the strategic rationale for OBDE shareholders?

•

The transaction offers immediate NII accretion, driven by operational savings through the elimination of duplicative expenses, reduced financing costs as cited above, and the benefit of certain higher yielding investments that are in OBDC’s portfolio but are not in the portfolio of OBDE

•

The merger meaningfully increases the liquidity available to OBDE shareholders. Today, shares of OBDC are much more liquid than shares of OBDE. Pro forma for the transaction, OBDC will be even larger, which could potentially enhance liquidity available to both sets of shareholders even further

•

The transaction offers increased access to long-term, flexible debt capital and an immediate reduction in OBDE’s cost of debt. OBDC’s average cost of debt was over 100 basis points lower than OBDE’s as of June 30, 2024. OBDE is also expected to benefit from the better ratings profile of OBDC, which includes a BBB- rating at S&P, a notch-higher rating at Fitch (BBB), and a higher rating outlook (Positive) at KBRA. (Both OBDC and OBDE are on Positive outlook by Moody’s)

Will there be any change in management team or investment strategy?

•	No. There will be no change to the management team or the investment strategy following the merger

Investor FAQ

Blue Owl Capital Corporation (NYSE: OBDC) Announces Merger Agreement with Blue Owl Capital Corporation III (NYSE: OBDE)

Dividends

Will there be any interruption to the payment of dividends going forward?

•	No. We do not anticipate any change to the dividend policies of either BDC between announcement and close

•

Subject to board approval, the calculation of dividends of the combined OBDC will also be consistent with the existing calculation of dividends of OBDC, which is comprised of a regular dividend and upside from a variable supplemental dividend equal to 50% of net investment income in excess of OBDC’s regular dividend

What will happen to OBDE’s previously declared special dividends?

•

Prior to the closing of the proposed merger, subject to the approval of OBDE’s board of directors, OBDE will declare a dividend to OBDE’s shareholders equal to any undistributed net investment income estimated to be remaining as of the closing of the proposed merger. This will include any unpaid special dividends previously declared in conjunction with OBDE’s listing in January 2024. As of June 30, 2024, OBDE shareholders would receive $0.24 per share of unpaid, previously declared special dividends, and an estimated $0.19 per share of additional undistributed income. This additional undistributed income has accumulated over time as OBDE has over-earned its regular dividend

Share Repurchase Program

Will the combined company have a share repurchase program?

•	Yes. OBDC’s existing $150 million share repurchase program implemented in May 2024 will remain in place post-closing of the merger

Fee Structure

What will the fee rate of the combined company be?

•

The fee rate of the combined company will remain the same following the completion of the merger, with a management fee of 1.5% of gross assets, reduced to 1.0% of assets funded with leverage over 1.0x, and an incentive fee of 17.5% after a 6.0% hurdle and “catch up” feature

Lock-Ups

What will happen to the existing lock-ups on OBDE shareholders as a result of the merger?

•	If the merger closes before January 24, 2025, the last lock-up on OBDE shares will be waived

Will there be other lock-ups in conjunction with the merger?

•	No

Investor FAQ

Blue Owl Capital Corporation (NYSE: OBDC) Announces Merger Agreement with Blue Owl Capital Corporation III (NYSE: OBDE)

Combined Entity Investor Ownership

What will OBDC and OBDE shareholder ownership be in the combined company?

•

The exchange ratio will result in an ownership split of the combined company based on the respective NAVs of each of OBDC and OBDE, and the trading price of OBDC, each as determined shortly before closing

•

For illustrative purposes, in a NAV-for-NAV transaction, based on June 30, 2024 NAVs and excluding transaction costs and tax-related distributions, the transaction would result in pro forma ownership of 76% for current OBDC shareholders and 24% for current OBDE shareholders

•

For illustrative purposes, in a NAV-for-NAV transaction, based on June 30, 2024 NAVs and excluding transaction costs and tax-related distributions, an OBDE shareholder with a $100 million position (based on NAV), with own approximately 1.3% of the combined company

•	The below table outlines illustrative ownership scenarios for the pro forma OBDC based on various OBDC P/NAV trading valuations:

OBDC P/NAV:	100%	104.5%	110%
Combined Company Ownership
Current OBDC Shareholders	75.7%	76.1%	77.1%
Current OBDE Shareholders	24.3%	23.9%	22.9%
OBDE Shareholder Ownership in Combined Company
Assuming $100 Million Position	1.26%	1.24%	1.20%

Tax Implications

Is the merger expected to be taxable to OBDC or OBDE shareholders?

•	No. The merger is not expected to be a taxable event for either OBDC of OBDE shareholders. The merger is expected to qualify as a tax-free reorganization for federal tax purposes

Tax matters can be complicated, and the tax consequences of the merger for OBDC and OBDE shareholders will depend on the particular tax situation of such shareholder. Shareholders should carefully review the Proxy Statement when it becomes available for more information and details as to the tax consequences of the merger. Shareholders should also consult with their own tax advisors to determine the tax consequences of the merger.

Exhibit 2

Blue Owl Capital Corporation Investor Letter

August 7, 2024

Dear Investor,

We are excited to announce that Blue Owl Capital Corporation III (“OBDE”) and Blue Owl Capital Corporation (“OBDC”) have entered into a definitive merger agreement, pursuant to which OBDC has agreed to acquire 100% of OBDE in a stock-for-stock transaction. The proposed merger is subject to certain shareholder approvals and other customary closing conditions and is expected to close in the first quarter of 2025.

No immediate action is required at this time. In the next few months, all OBDC and OBDE shareholders will receive instructions explaining how they can vote on the proposals relating to the proposed merger. In connection with the proposed merger, OBDC and OBDE will file a joint proxy statement/prospectus with the SEC, and OBDC will file a registration statement on Form N-14 that will include the joint proxy statement and a prospectus of OBDC. We encourage investors to review that registration statement along with any subsequent SEC filings relating to this merger announcement.

Summary of the Merger Agreement

•	There will be no changes to either the management team or the investment strategy following the completion of the proposed merger.

•

At the time of closing, OBDE investors will receive newly issued shares of OBDC based on an exchange ratio determined prior to closing. The exchange ratio will be calculated based upon (i) the NAV per share of OBDC and OBDE as determined within 48 hours of the merger closing and (ii) the market price of shares of OBDC within 48 hours of the merger closing. The final exchange ratio will be communicated to investors on the day of closing.

•	Subject to approval by the OBDC Board of Directors, we do not anticipate any changes to the calculation of dividends of OBDC between this announcement and the closing of the proposed merger.

Additional communications relating to this merger announcement will be posted to each Fund’s respective websites:

OBDE – www.blueowlcapitalcorporationiii.com

OBDC – www.blueowlcapitalcorporation.com

Thank you very much for your support.

Sincerely,

Jonathan Lamm

Chief Financial Officer

Any questions? Email: ServiceDesk@blueowl.com

Copyright © Blue Owl Capital Inc. 2024. All rights reserved

Forward-Looking Statements

Some of the statements in this letter constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this letter involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this letter on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE plan to file with the SEC and mail to their respective shareholders a joint proxy statement/ prospectus on Form N-14 (the “Joint Proxy Statement”). The Joint Proxy Statement will contain important information about OBDC, OBDE, the Merger and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Any questions? Email: ServiceDesk@blueowl.com

Copyright © Blue Owl Capital Inc. 2024. All rights reserved

Exhibit 3

From:	Blue Owl Capital
To:	Corporate Marketing
Subject:	OBDC & OBDE Announce Merger

Merger of Blue Owl Capital Corporation and Blue Owl Capital Corporation III

Blue Owl Capital Corporation (NYSE: OBDC) announced today it has entered into a definitive merger agreement with Blue Owl Capital Corporation III (NYSE: OBDE). Upon closing, the proposed merger would create the second largest publicly traded BDC by total assets, with over $18 billion of assets on a pro forma basis at fair value.

Expected benefits of the merger for shareholders of OBDC and OBDE:

•	Streamlines our direct lending platform

•	Increases OBDC’s scale and diversification via a known, high-quality portfolio of assets

•	Improves secondary market liquidity

•	Optimizes capital structure and increases access to long-term, low-cost, flexible debt capital

•	Accretive to net investment income over time

•	Opportunity for net asset value accretion to OBDC while valuing OBDE at a premium to NAV based on structure of transaction

The transaction is expected to close in the first quarter of 2025, subject to certain shareholder approvals and other customary closing conditions.

Read the press release.

OBDC will host a conference call at 10 AM ET tomorrow, Thursday, August 8th to discuss the announcement alongside its second quarter 2024 financial results.

More information will be available in the joint prospectus / proxy statement that will be filed with the SEC and available on our websites in the coming weeks.

To join by phone, please use the dial in information below.

Domestic

(877) 737-7048

International

+1 (201) 689-8523

All callers will need to reference “Blue Owl Capital Corporation” once connected with the operator. All callers are asked to dial in 10-15 minutes prior to the call so that name and company information can be collected.

blueowl.com

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of the Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus on Form N-14 (the “Joint Proxy Statement”). The Joint Proxy Statement will contain important information about OBDC, OBDE, the Merger and related matters.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Blue Owl Capital, 399 Park Ave, 37th Floor, New York, NY 10022, USA

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Exhibit 4

On August 7, 2024, Craig Packer published the following post on LinkedIn:

Forward-Looking Statements

Some of the statements in this announcement constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this announcement involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this announcement on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC plan to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement will contain important information about OBDC, OBDE, the Merger and related matters. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 5

On August 7, 2024, Blue Owl Capital published the following post on LinkedIn:

Forward-Looking Statements

Some of the statements in this announcement constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this announcement involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this announcement on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC plan to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement will contain important information about OBDC, OBDE, the Merger and related matters. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 6

On August 7, 2024, Blue Owl Capital published the following post on X:

Forward-Looking Statements

Some of the statements in this announcement constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this announcement involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this announcement on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC plan to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement will contain important information about OBDC, OBDE, the Merger and related matters. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.